Exhibit 99.2

FORTIS INC.

Condensed Consolidated Interim Financial Statements
For the three and six months ended June 30, 2021 and 2020
(Unaudited)

1	FORTIS INC.	JUNE 30, 2021 QUARTER REPORT

CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS (Unaudited)

FORTIS INC.

As at	June 30,	December 31,
(in millions of Canadian dollars)	2021	2020

ASSETS
Current assets
Cash and cash equivalents	$599	$249
Accounts receivable and other current assets (Note 5)	1,370	1,369
Prepaid expenses	77	102
Inventories	415	422
Regulatory assets (Note 6)	570	470
Total current assets	3,031	2,612
Other assets	706	670
Regulatory assets (Note 6)	3,128	3,118
Property, plant and equipment, net	36,230	35,998
Intangible assets, net	1,274	1,291
Goodwill	11,526	11,792
Total assets	$55,895	$55,481

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings (Note 7)	$269	$132
Accounts payable and other current liabilities	2,058	2,321
Regulatory liabilities (Note 6)	430	441
Current installments of long-term debt (Note 7)	723	1,254
Total current liabilities	3,480	4,148
Other liabilities	1,542	1,599
Regulatory liabilities (Note 6)	2,643	2,662
Deferred income taxes	3,436	3,344
Long-term debt (Note 7)	23,942	23,113
Finance leases	330	331
Total liabilities	35,373	35,197
Commitments and contingencies (Note 14)
Equity
Common shares (1)	14,040	13,819
Preference shares (Note 8)	1,623	1,623
Additional paid-in capital	8	11
Accumulated other comprehensive income	(299)	34
Retained earnings	3,581	3,210
Shareholders' equity	18,953	18,697
Non-controlling interests	1,569	1,587
Total equity	20,522	20,284
Total liabilities and equity	$55,895	$55,481
(1)    No par value. Unlimited authorized shares. 471.2 million and 466.8 million issued and outstanding as at June 30, 2021 and December 31, 2020, respectively.
See accompanying Notes to Condensed Consolidated Interim Financial Statements

2	FORTIS INC.	JUNE 30, 2021 QUARTER REPORT

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF EARNINGS (Unaudited)

FORTIS INC.

For the periods ended June 30	Quarter		Year-to-Date
(in millions of Canadian dollars, except per share amounts)	2021	2020	2021	2020

Revenue	$2,130	$2,077	$4,669	$4,468

Expenses
Energy supply costs	593	514	1,442	1,264
Operating expenses	611	599	1,261	1,225
Depreciation and amortization	369	366	741	723
Total expenses	1,573	1,479	3,444	3,212
Operating income	557	598	1,225	1,256
Other income, net (Note 10)	42	47	92	56
Finance charges	255	263	507	519
Earnings before income tax expense	344	382	810	793
Income tax expense	48	58	118	116
Net earnings	$296	$324	$692	$677

Net earnings attributable to:
Non-controlling interests	$27	$33	$52	$58
Preference equity shareholders	16	17	32	33
Common equity shareholders	253	274	608	586
	$296	$324	$692	$677

Earnings per common share (Note 11)
Basic	$0.54	$0.59	$1.30	$1.26
Diluted	$0.54	$0.59	$1.30	$1.26

See accompanying Notes to Condensed Consolidated Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)

For the periods ended June 30	Quarter		Year-to-Date
(in millions of Canadian dollars)	2021	2020	2021	2020

Net earnings	$296	$324	$692	$677

Other comprehensive (loss) income
Unrealized foreign currency translation (losses) gains (1)	(188)	(545)	(377)	657
Other (2)	2	(1)	4	(22)
	(186)	(546)	(373)	635
Comprehensive income (loss)	$110	$(222)	$319	$1,312

Comprehensive income attributable to:
Non-controlling interests	$7	$(26)	$12	$124
Preference equity shareholders	16	17	32	33
Common equity shareholders	87	(213)	275	1,155
	$110	$(222)	$319	$1,312
(1)Net of hedging activities and income tax expense of $2 million and $4 million for the three and six months ended June 30, 2021, respectively (three and six months ended June 30, 2020 - income tax (expense) recovery of $(6) million and $6 million, respectively)
(2)Net of income tax expense of $1 million for the three and six months ended June 30, 2021 (three and six months ended June 30, 2020 - income tax recovery of $nil and $9 million, respectively)
See accompanying Notes to Condensed Consolidated Interim Financial Statements

3	FORTIS INC.	JUNE 30, 2021 QUARTER REPORT

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (Unaudited)

FORTIS INC.

For the periods ended June 30	Quarter		Year-to-Date
(in millions of Canadian dollars)	2021	2020	2021	2020

Operating activities
Net earnings	$296	$324	$692	$677
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation - property, plant and equipment	322	329	646	650
Amortization - intangible assets	34	34	68	66
Amortization - other	13	3	27	7
Deferred income tax expense	19	60	65	119
Equity component, allowance for funds used during construction (Note 10)	(17)	(21)	(39)	(35)
Other	47	23	67	70
Change in long-term regulatory assets and liabilities	(14)	—	—	(58)
Change in working capital (Note 12)	40	(27)	(47)	(181)
Cash from operating activities	740	725	1,479	1,315
Investing activities
Capital expenditures - property, plant and equipment	(751)	(725)	(1,515)	(1,836)
Capital expenditures - intangible assets	(39)	(50)	(79)	(101)
Contributions in aid of construction	20	16	34	33
Other	(50)	(49)	(98)	(93)
Cash used in investing activities	(820)	(808)	(1,658)	(1,997)
Financing activities
Proceeds from long-term debt, net of issuance costs	1,032	1,685	1,126	2,044
Repayments of long-term debt and finance leases	(116)	(585)	(122)	(602)
Borrowings under committed credit facilities	1,001	1,251	2,268	3,007
Repayments under committed credit facilities	(1,417)	(1,491)	(2,572)	(2,754)
Net change in short-term borrowings	38	(394)	144	(526)
Issue of common shares, net of costs and dividends reinvested	9	10	44	44
Dividends
Common shares, net of dividends reinvested	(150)	(211)	(297)	(424)
Preference shares	(16)	(17)	(32)	(33)
Subsidiary dividends paid to non-controlling interests	(10)	(9)	(28)	(34)
Other	(14)	(38)	(5)	(35)
Cash from financing activities	357	201	526	687
Effect of exchange rate changes on cash and cash equivalents	5	(10)	3	5
Change in cash and cash equivalents	282	108	350	10
Cash and cash equivalents, beginning of period	317	272	249	370
Cash and cash equivalents, end of period	$599	$380	$599	$380

Supplementary Cash Flow Information (Note 12)

See accompanying Notes to Condensed Consolidated Interim Financial Statements

4	FORTIS INC.	JUNE 30, 2021 QUARTER REPORT

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (Unaudited)

FORTIS INC.

For the three months ended June 30 (in millions of Canadian dollars, except share numbers)	Common Shares (# millions)	Common Shares	Preference Shares (Note 8)	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-Controlling Interests	Total Equity
As at March 31, 2021	469.4	$13,944	$1,623	$10	$(133)	$3,328	$1,574	$20,346
Net earnings	—	—	—	—	—	269	27	296
Other comprehensive loss	—	—	—	—	(166)	—	(20)	(186)
Common shares issued	1.8	96	—	—	—	—	—	96
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(10)	(10)
Dividends on preference shares	—	—	—	—	—	(16)	—	(16)
Other	—	—	—	(2)	—	—	(2)	(4)
As at June 30, 2021	471.2	$14,040	$1,623	$8	$(299)	$3,581	$1,569	$20,522

As at March 31, 2020	464.2	$13,688	$1,623	$10	$1,392	$3,005	$1,701	$21,419
Net earnings	—	—	—	—	—	291	33	324
Other comprehensive loss	—	—	—	—	(487)	—	(59)	(546)
Common shares issued	0.4	20	—	—	—	—	—	20
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(9)	(9)
Dividends on preference shares	—	—	—	—	—	(17)	—	(17)
Other	—	—	—	—	—	—	(8)	(8)
As at June 30, 2020	464.6	$13,708	$1,623	$10	$905	$3,279	$1,658	$21,183

See accompanying Notes to Condensed Consolidated Interim Financial Statements

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (Unaudited)

FORTIS INC.

For the six months ended June 30 (in millions of Canadian dollars, except share numbers)	Common Shares (# millions)	Common Shares	Preference Shares (Note 8)	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Non-Controlling Interests	Total Equity
As at December 31, 2020	466.8	$13,819	$1,623	$11	$34	$3,210	$1,587	$20,284
Net earnings	—	—	—	—	—	640	52	692
Other comprehensive loss	—	—	—	—	(333)	—	(40)	(373)
Common shares issued	4.4	221	—	(2)	—	—	—	219
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(28)	(28)
Dividends declared on common shares ($0.505 per share)	—	—	—	—	—	(237)	—	(237)
Dividends on preference shares	—	—	—	—	—	(32)	—	(32)
Other	—	—	—	(1)	—	—	(2)	(3)
As at June 30, 2021	471.2	$14,040	$1,623	$8	$(299)	$3,581	$1,569	$20,522

As at December 31, 2019	463.3	$13,645	$1,623	$11	$336	$2,916	$1,582	$20,113
Net earnings	—	—	—	—	—	619	58	677
Other comprehensive income	—	—	—	—	569	—	66	635
Common shares issued	1.3	63	—	(2)	—	—	—	61
Subsidiary dividends paid to non-controlling interests	—	—	—	—	—	—	(34)	(34)
Dividends declared on common shares ($0.4775 per share)	—	—	—	—	—	(223)	—	(223)
Dividends on preference shares	—	—	—	—	—	(33)	—	(33)
Other	—	—	—	1	—	—	(14)	(13)
As at June 30, 2020	464.6	$13,708	$1,623	$10	$905	$3,279	$1,658	$21,183

See accompanying Notes to Condensed Consolidated Interim Financial Statements

5	FORTIS INC.	JUNE 30, 2021 QUARTER REPORT

1. DESCRIPTION OF BUSINESS

Nature of Operations

Fortis Inc. ("Fortis" or the "Corporation") is a well-diversified North American regulated electric and gas utility holding company.

Earnings for interim periods may not be indicative of annual results due to the impact of seasonal weather conditions on customer demand and market pricing and the timing and recognition of regulatory decisions. Earnings of the gas utilities tend to be highest in the first and fourth quarters due to space-heating requirements. Earnings of the electric distribution utilities in the United States tend to be highest in the second and third quarters due to the use of air conditioning and other cooling equipment.

Entities within the reporting segments that follow operate with substantial autonomy.

Regulated Utilities

ITC: ITC Investment Holdings Inc., ITC Holdings Corp. and the electric transmission operations of its regulated operating subsidiaries, which include International Transmission Company, Michigan Electric Transmission Company, LLC, ITC Midwest LLC and ITC Great Plains, LLC. Fortis owns 80.1% of ITC and an affiliate of GIC Private Limited owns a 19.9% minority interest.

UNS Energy: UNS Energy Corporation, which primarily includes Tucson Electric Power Company, UNS Electric, Inc. and UNS Gas, Inc.

Central Hudson: CH Energy Group, Inc,. which primarily includes Central Hudson Gas & Electric Corporation.

FortisBC Energy: FortisBC Energy Inc.

FortisAlberta: FortisAlberta Inc.

FortisBC Electric: FortisBC Inc.

Other Electric: Eastern Canadian and Caribbean utilities, as follows: Newfoundland Power Inc.; Maritime Electric Company, Limited; FortisOntario Inc.; a 39% equity investment in Wataynikaneyap Power Limited Partnership; an approximate 60% controlling interest in Caribbean Utilities Company, Ltd. ("Caribbean Utilities"); FortisTCI Limited and Turks and Caicos Utilities Limited (collectively "FortisTCI"); and a 33% equity investment in Belize Electricity Limited ("Belize Electricity").

Non-Regulated

Energy Infrastructure: Long-term contracted generation assets in Belize and the Aitken Creek natural gas storage facility ("Aitken Creek") in British Columbia.

Corporate and Other: Captures expenses and revenues not specifically related to any reportable segment and those business operations that are below the required threshold for segmented reporting, including net corporate expenses of Fortis.

6	FORTIS INC.	JUNE 30, 2021 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and six months ended June 30, 2021 and 2020
2. REGULATORY DEVELOPMENTS

Regulation of the Corporation's utilities is generally consistent with that disclosed in Note 2 of the Corporation's annual audited consolidated financial statements ("2020 Annual Financial Statements"). A summary of significant regulatory developments year-to-date 2021 follows.

ITC
Transmission Incentives: In April 2021, the Federal Energy Regulatory Commission ("FERC") issued a supplemental notice of proposed rulemaking ("NOPR") on transmission incentives modifying the proposal in the initial NOPR released in March 2020. The supplemental NOPR proposes to eliminate the 50-basis point regional transmission organization ("RTO") return on common equity ("ROE") incentive adder for existing RTO members that have been members longer than three years, like ITC. In June 2021, ITC filed its comments on the supplemental NOPR supporting the continuation of the ROE incentive adder for RTO members. The timeline for FERC to issue a final rule in this proceeding as well as the likely outcome and potential impacts to Fortis cannot be determined at this time.

Central Hudson
General Rate Application: In August 2020, Central Hudson filed a rate application with the New York State Public Service Commission ("PSC") requesting an increase in electric and natural gas delivery revenue of $44 million and $19 million, respectively, effective July 1, 2021. In January 2021, Central Hudson filed a notice of impending settlement negotiations and negotiations began in February 2021. An order from the PSC is expected in 2021.

COVID-19 Proceeding: The generic proceeding initiated by the PSC in June 2020 to identify and address the financial effects of the novel coronavirus ("COVID-19") pandemic and any associated cost recovery is ongoing. The potential impacts of this proceeding are unknown at this time.

FortisBC Energy and FortisBC Electric
Generic Cost of Capital ("GCOC") Proceeding: In January 2021, the British Columbia Utilities Commission announced the initiation of a GCOC proceeding including a review of the common equity component of capital structure and the allowed ROE. The scope and timeline of the proceeding continues to evolve and the effective date of any change in the cost of capital is unknown at this time.

FortisAlberta
GCOC Proceeding: In March 2021, the Alberta Utilities Commission ("AUC") concluded the 2022 GCOC proceeding and extended the existing allowed ROE of 8.5% using a 37% equity component of capital structure through 2022. The Office of the Utilities Consumer Advocate ("UCA") has filed an application seeking permission to appeal the decision to the Alberta Court of Appeal. The Office of the UCA also filed an application with the AUC in April 2021 and a decision on whether the AUC will review, and potentially vary, its 2022 GCOC decision is expected in the third quarter of 2021.

2023 Generic Cost of Service ("COS") Application: The final year of FortisAlberta's second PBR term is 2022. In June 2021, the AUC issued a decision confirming the approach to be adopted by Alberta distribution utilities for the COS rebasing year in 2023. FortisAlberta is required to file its 2023 COS application in the fourth quarter of 2021.

Third Performance-Based Rate-Setting ("PBR") Term: In July 2021, the AUC issued a decision confirming that Alberta distribution utilities will be subject to a third PBR term commencing in 2024 with going-in rates based on the 2023 COS rebasing. The AUC also initiated a new proceeding to consider the design of the third PBR term. FortisAlberta will submit comments with respect to the design of the third PBR term in 2022 and a decision from the AUC is expected in 2023.

Independent System Operator Tariff Proceeding: In April 2021, the AUC issued a decision confirming that distribution facility owners, such as FortisAlberta, will no longer be permitted to earn a return on contributions made to the Alberta Electric System Operator on a prospective basis from the date of the decision. Contributions made prior to that date are not impacted. This decision is not expected to have a material financial impact on the Corporation.

7	FORTIS INC.	JUNE 30, 2021 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and six months ended June 30, 2021 and 2020
3. ACCOUNTING POLICIES

These condensed consolidated interim financial statements ("Interim Financial Statements") have been prepared and presented in accordance with accounting principles generally accepted in the United States of America for rate-regulated entities and are in Canadian dollars unless otherwise indicated.

The Interim Financial Statements include the accounts of the Corporation and its subsidiaries and reflect the equity method of accounting for entities in which Fortis has significant influence, but not control, and proportionate consolidation for assets that are jointly owned with non-affiliated entities.

Intercompany transactions have been eliminated, except for transactions between non-regulated and regulated entities in accordance with US GAAP for rate-regulated entities.

These Interim Financial Statements do not include all of the disclosures required in the annual financial statements and should be read in conjunction with the Corporation's 2020 Annual Financial Statements. In management's opinion, these Interim Financial Statements include all adjustments that are of a normal recurring nature, necessary for fair presentation.

The preparation of the Interim Financial Statements requires management to make estimates and judgments, including those related to regulatory decisions, that affect the reported amounts of, and disclosures related to, assets, liabilities, revenues, expenses and contingencies. Actual results could differ materially from estimates.

The accounting policies applied herein are consistent with those outlined in the Corporation's 2020 Annual Financial Statements.

Future Accounting Pronouncements
The Corporation considers the applicability and impact of all Accounting Standards Updates ("ASUs") issued by the Financial Accounting Standards Board. Any ASUs not included in these Interim Financial Statements were assessed and determined to be either not applicable to the Corporation or are not expected to have a material impact on the Interim Financial Statements.

4. SEGMENTED INFORMATION

Fortis segments its business based on regulatory jurisdiction and service territory, as well as the information used by its President and Chief Executive Officer in deciding how to allocate resources. Segment performance is evaluated principally on net earnings attributable to common equity shareholders.

Related-Party and Inter-Company Transactions
Related-party transactions are in the normal course of operations and are measured at the amount of consideration agreed to by the related parties. There were no material related-party transactions for the three and six months ended June 30, 2021 and 2020.

The lease of gas storage capacity and gas sales from Aitken Creek to FortisBC Energy of $7 million and $15 million for the three and six months ended June 30, 2021, respectively (three and six months ended June 30, 2020 - $5 million and $12 million, respectively) are inter-company transactions between non-regulated and regulated entities, which were not eliminated on consolidation.

As at June 30, 2021, accounts receivable included approximately $30 million due from Belize Electricity (December 31, 2020 - $28 million).

Fortis periodically provides short-term financing, the impacts of which are eliminated on consolidation, to subsidiaries to support capital expenditures, acquisitions and seasonal working capital requirements. There were inter-segment loans of $135 million outstanding as at June 30, 2021 (December 31, 2020 - nil). Interest charged on inter-segment loans was not material for the three and six months ended June 30, 2021 and 2020.

8	FORTIS INC.	JUNE 30, 2021 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements (Unaudited)

For the three and six months ended June 30, 2021 and 2020

4. SEGMENTED INFORMATION (cont'd)

	Regulated								Non-Regulated
									Energy		Inter-
Quarter ended June 30, 2021		UNS	Central	FortisBC	Fortis	FortisBC	Other	Sub	Infra-	Corporate	segment
($ millions)	ITC	Energy	Hudson	Energy	Alberta	Electric	Electric	Total	structure	and Other	eliminations	Total
Revenue	418	556	207	317	162	108	353	2,121	9	—	—	2,130
Energy supply costs	—	204	59	108	—	22	199	592	1	—	—	593
Operating expenses	115	153	116	88	39	33	48	592	9	10	—	611
Depreciation and amortization	70	83	22	70	58	16	45	364	4	1	—	369
Operating income	233	116	10	51	65	37	61	573	(5)	(11)	—	557
Other income, net	12	11	8	3	—	2	1	37	1	4	—	42
Finance charges	78	31	11	37	27	18	18	220	—	35	—	255
Income tax expense	41	13	1	2	2	4	6	69	1	(22)	—	48
Net earnings	126	83	6	15	36	17	38	321	(5)	(20)	—	296
Non-controlling interests	23	—	—	—	—	—	4	27	—	—	—	27
Preference share dividends	—	—	—	—	—	—	—	—	—	16	—	16
Net earnings attributable to common equity shareholders	103	83	6	15	36	17	34	294	(5)	(36)	—	253
Goodwill	7,609	1,713	559	913	228	235	242	11,499	27	—	—	11,526
Total assets	20,307	11,218	3,899	7,722	5,157	2,474	4,216	54,993	723	358	(179)	55,895
Capital expenditures	244	185	72	99	82	30	75	787	3	—	—	790

Quarter ended June 30, 2020
($ millions)
Revenue	477	546	206	249	150	91	345	2,064	13	—	—	2,077
Energy supply costs	—	184	51	66	—	15	198	514	—	—	—	514
Operating expenses	113	157	125	76	34	26	49	580	7	12	—	599
Depreciation and amortization	75	85	24	59	56	15	47	361	4	1	—	366
Operating income	289	120	6	48	60	35	51	609	2	(13)	—	598
Other income, net	13	16	8	2	—	1	2	42	—	5	—	47
Finance charges	79	34	12	35	25	18	21	224	—	39	—	263
Income tax expense	55	17	—	(2)	2	1	6	79	(1)	(20)	—	58
Net earnings	168	85	2	17	33	17	26	348	3	(27)	—	324
Non-controlling interests	30	—	—	1	—	—	2	33	—	—	—	33
Preference share dividends	—	—	—	—	—	—	—	—	—	17	—	17
Net earnings attributable to common equity shareholders	138	85	2	16	33	17	24	315	3	(44)	—	274
Goodwill	8,332	1,876	612	913	228	235	259	12,455	27	—	—	12,482
Total assets	21,251	11,252	3,967	7,291	4,918	2,377	4,272	55,328	740	226	(89)	56,205
Capital expenditures	232	176	91	95	83	30	65	772	3	—	—	775

9	FORTIS INC.	JUNE 30, 2021 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2021 and 2020 (Unaudited)

4. SEGMENTED INFORMATION (cont'd)

	Regulated								Non-Regulated
									Energy		Inter-
Year-to-date June 30, 2021		UNS	Central	FortisBC	Fortis	FortisBC	Other	Sub	Infra-	Corporate	segment
($ millions)	ITC	Energy	Hudson	Energy	Alberta	Electric	Electric	Total	structure	and Other	eliminations	Total
Revenue	844	1,078	492	903	320	228	766	4,631	38	—	—	4,669
Energy supply costs	—	404	140	362	—	61	473	1,440	2	—	—	1,442
Operating expenses	232	330	247	172	78	63	97	1,219	18	24	—	1,261
Depreciation and amortization	142	166	45	141	115	32	90	731	8	2	—	741
Operating income	470	178	60	228	127	72	106	1,241	10	(26)	—	1,225
Other income, net	21	27	17	5	1	3	1	75	1	16	—	92
Finance charges	157	59	23	73	53	36	36	437	—	70	—	507
Income tax expense	82	18	9	34	4	6	11	164	2	(48)	—	118
Net earnings	252	128	45	126	71	33	60	715	9	(32)	—	692
Non-controlling interests	46	—	—	—	—	—	6	52	—	—	—	52
Preference share dividends	—	—	—	—	—	—	—	—	—	32	—	32
Net earnings attributable to common equity shareholders	206	128	45	126	71	33	54	663	9	(64)	—	608
Goodwill	7,609	1,713	559	913	228	235	242	11,499	27	—	—	11,526
Total assets	20,307	11,218	3,899	7,722	5,157	2,474	4,216	54,993	723	358	(179)	55,895
Capital expenditures	546	337	133	192	186	58	138	1,590	4	—	—	1,594

Year-to-date June 30, 2020
($ millions)
Revenue	910	1,019	486	715	302	205	793	4,430	38	—	—	4,468
Energy supply costs	—	351	129	226	—	54	503	1,263	1	—	—	1,264
Operating expenses	231	315	259	158	72	53	100	1,188	15	22	—	1,225
Depreciation and amortization	148	166	46	119	111	30	93	713	8	2	—	723
Operating income	531	187	52	212	119	68	97	1,266	14	(24)	—	1,256
Other income, net	17	13	17	3	1	2	5	58	—	(2)	—	56
Finance charges	159	62	24	71	51	36	40	443	—	76	—	519
Income tax expense	98	25	8	21	4	2	10	168	2	(54)	—	116
Net earnings	291	113	37	123	65	32	52	713	12	(48)	—	677
Non-controlling interests	52	—	—	1	—	—	5	58	—	—	—	58
Preference share dividends	—	—	—	—	—	—	—	—	—	33	—	33
Net earnings attributable to common equity shareholders	239	113	37	122	65	32	47	655	12	(81)	—	586
Goodwill	8,332	1,876	612	913	228	235	259	12,455	27	—	—	12,482
Total assets	21,251	11,252	3,967	7,291	4,918	2,377	4,272	55,328	740	226	(89)	56,205
Capital expenditures	481	685	164	216	204	58	122	1,930	7	—	—	1,937

10	FORTIS INC.	JUNE 30, 2021 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2021 and 2020 (Unaudited)
5. ALLOWANCE FOR CREDIT LOSSES

The allowance for credit losses balance, which is netted against accounts receivable and other current assets, changed as follows.

Periods ended June 30	Quarter		Year-to-Date
($ millions)	2021	2020	2021	2020
Beginning of period	(64)	(44)	(64)	(35)
Credit loss expense	(1)	(5)	(8)	(14)
Credit loss deferral	—	(8)	—	(8)
Write-offs, net of recoveries	3	3	8	6
Foreign exchange	—	1	2	(2)
End of period	(62)	(53)	(62)	(53)

See Note 13 for disclosure on the Corporation's credit risk.

6. REGULATORY ASSETS AND LIABILITIES

Detailed information about the Corporation's regulatory assets and liabilities is provided in Note 8 to the 2020 Annual Financial Statements. A summary follows.

	As at
	June 30,	December 31,
($ millions)	2021	2020
Regulatory assets
Deferred income taxes	1,732	1,697
Employee future benefits	553	588
Deferred energy management costs	349	334
Rate stabilization and related accounts	277	213
Deferred lease costs	124	122
Manufactured gas plant site remediation deferral	100	107
Derivatives	75	73
AESO charges deferral	52	35
Generation early retirement costs	50	55
Other regulatory assets	386	364
Total regulatory assets	3,698	3,588
Less: Current portion	(570)	(470)
Long-term regulatory assets	3,128	3,118

Regulatory liabilities
Deferred income taxes	1,309	1,361
Asset removal cost provision	1,189	1,206
Renewable energy surcharge	97	100
Rate stabilization and related accounts	94	104
Energy efficiency liability	77	83
Derivatives	55	17
Employee future benefits	16	43
Other regulatory liabilities	236	189
Total regulatory liabilities	3,073	3,103
Less: Current portion	(430)	(441)
Long-term regulatory liabilities	2,643	2,662

11	FORTIS INC.	JUNE 30, 2021 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2021 and 2020 (Unaudited)
7. LONG-TERM DEBT    As at

	June 30,	December 31,
($ millions)	2021	2020
Long-term debt	24,156	23,534
Credit facility borrowings	659	980
Total long-term debt	24,815	24,514
Less: Deferred financing costs and debt discounts	(150)	(147)
Less: Current installments of long-term debt	(723)	(1,254)
	23,942	23,113

Long-Term Debt Issuances		Interest
Year-to-Date June 30, 2021	Month	Rate				Use of
($ millions, except as noted)	Issued	(%)	Maturity	Amount		Proceeds
UNS Energy
Unsecured senior notes	May	3.25	2051	US	325	(1) (2)
Central Hudson
Unsecured senior notes	March	3.29	2051	US	75	(1) (2)
FortisBC Energy
Unsecured debentures	April	2.42	2031	150		(3)
Fortis
Unsecured senior notes	May	2.18	2028	500		(1) (2) (3)
(1)    Repay maturing long-term debt
(2)    General corporate purposes
(3)    Repay credit facility borrowings

In July 2021, ITC priced 30-year US$75 million series A secured senior notes at 2.90% with an expected issuance date in August 2021, with a delayed issuance of another US$75 million series B secured senior notes at 3.05% expected to be issued in May 2022. The net proceeds are expected to fund or refinance a portfolio of eligible green projects, repay credit facility borrowings, fund capital expenditures and be used for other general corporate purposes.

			As at
Credit facilities	Regulated	Corporate	June 30,	December 31,
($ millions)	Utilities	and Other	2021	2020
Total credit facilities	3,556	1,380	4,936	5,581
Credit facilities utilized:
Short-term borrowings (1)	(269)	—	(269)	(132)
Long-term debt (including current portion) (2)	(591)	(68)	(659)	(980)
Letters of credit outstanding	(69)	(47)	(116)	(130)
Credit facilities unutilized	2,627	1,265	3,892	4,339
(1)    The weighted average interest rate was 0.3% (December 31, 2020 - 0.8%).
(2)    The weighted average interest rate was 1.1% (December 31, 2020 - 0.9%). The current portion was $162 million (December 31, 2020 - $651 million).

Credit facilities are syndicated primarily with large banks in Canada and the United States, with no one bank holding more than 20% of the total facilities. Approximately $4.7 billion of the total credit facilities are committed facilities with maturities ranging from 2022 through 2026.

See Note 14 in the 2020 Annual Financial Statements for a description of the credit facilities as at December 31, 2020.

In April 2021, the Corporation's unsecured $500 million revolving one-year term committed credit facility expired and was not renewed, and in June 2021, the Corporation extended its unsecured $1.3 billion revolving term committed credit facility to July 2026.

12	FORTIS INC.	JUNE 30, 2021 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2021 and 2020 (Unaudited)
8. PREFERENCE SHARES

On June 1, 2020, 267,341 First Preference Shares, Series H were converted on a one-for-one basis into First Preference Shares, Series I and 907,577 First Preference Shares, Series I were converted on a one-for-one basis into First Preference Shares, Series H.

Also on June 1, 2020, the annual fixed dividend per share for the First Preference Shares, Series H was reset from $0.6250 to $0.45875 for the five-year period up to but excluding June 1, 2025.

9. EMPLOYEE FUTURE BENEFITS

Fortis and each subsidiary maintain one or a combination of defined benefit pension plans and defined contribution pension plans, as well as other post-employment benefit ("OPEB") plans, including health and dental coverage and life insurance benefits, for qualifying members. The net benefit cost is detailed below.

	Defined Benefit Pension Plans		OPEB Plans
($ millions)	2021	2020	2021	2020
Quarter ended June 30
Service costs	27	25	9	8
Interest costs	24	29	4	5
Expected return on plan assets	(43)	(44)	(4)	(5)
Amortization of actuarial losses (gains)	9	9	—	(2)
Amortization of past service credits/plan amendments	(1)	(1)	—	—
Regulatory adjustments	(1)	(1)	—	1
Net benefit cost	15	17	9	7

Year-to-date June 30
Service costs	55	50	18	16
Interest costs	49	57	9	11
Expected return on plan assets	(88)	(88)	(9)	(10)
Amortization of actuarial losses (gains)	18	17	(1)	(3)
Amortization of past service credits/plan amendments	(1)	(1)	—	(1)
Regulatory adjustments	(1)	(2)	1	2
Net benefit cost	32	33	18	15

Defined contribution pension plan expense for the three and six months ended June 30, 2021 was $10 million and $23 million (three and six months ended June 30, 2020 - $9 million and $22 million, respectively).

10. OTHER INCOME, NET

Periods ended June 30	Quarter		Year-to-Date
($ millions)	2021	2020	2021	2020
Equity component, allowance for funds used during construction	17	21	39	35
Non-service benefit cost	12	9	23	18
Derivative gains	4	7	13	—
Interest income	2	3	4	8
Other	7	7	13	(5)
	42	47	92	56

13	FORTIS INC.	JUNE 30, 2021 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2021 and 2020 (Unaudited)
11. EARNINGS PER COMMON SHARE

Diluted earnings per share ("EPS") was calculated using the treasury stock method for stock options.

	2021			2020
	Net Earnings	Weighted		Net Earnings	Weighted
	to Common	Average		to Common	Average
	Shareholders	Shares	EPS	Shareholders	Shares	EPS
	($ millions)	(# millions)	($)	($ millions)	(# millions)	($)
Quarter ended June 30
Basic EPS	253	470.2	0.54	274	464.6	0.59
Potential dilutive effect of stock options	—	0.4		—	0.6
Diluted EPS	253	470.6	0.54	274	465.2	0.59

Year-to-date June 30
Basic EPS	608	469.0	1.30	586	464.2	1.26
Potential dilutive effect of stock options	—	0.4		—	0.6
Diluted EPS	608	469.4	1.30	586	464.8	1.26

12. SUPPLEMENTARY CASH FLOW INFORMATION

Periods ended June 30	Quarter		Year-to-Date
($ millions)	2021	2020	2021	2020
Change in working capital
Accounts receivable and other current assets	91	69	42	107
Prepaid expenses	26	29	23	25
Inventories	(25)	(45)	—	(1)
Regulatory assets - current portion	—	14	(69)	28
Accounts payable and other current liabilities	(41)	14	(11)	(194)
Regulatory liabilities - current portion	(11)	(108)	(32)	(146)
	40	(27)	(47)	(181)

Non-cash investing and financing activities
Accrued capital expenditures	327	367	327	367
Common share dividends reinvested	87	10	176	18
Contributions in aid of construction	13	8	13	8

13. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Derivatives
The Corporation generally limits the use of derivatives to those that qualify as accounting, economic or cash flow hedges, or those that are approved for regulatory recovery.

The Corporation records all derivatives at fair value, with certain exceptions including those derivatives that qualify for the normal purchase and normal sale exception. Fair values reflect estimates based on current market information about the derivatives as at the balance sheet dates. The estimates cannot be determined with precision as they involve uncertainties and matters of judgment and, therefore, may not be relevant in predicting the Corporation's future consolidated earnings or cash flow.

14	FORTIS INC.	JUNE 30, 2021 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2021 and 2020 (Unaudited)
13. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
(cont'd)

Cash flow associated with the settlement of all derivatives is included in operating activities on the condensed consolidated interim statements of cash flows.

Energy Contracts Subject to Regulatory Deferral
UNS Energy holds electricity power purchase contracts, customer supply contracts and gas swap contracts to reduce its exposure to energy price risk. Fair values are measured primarily under the market approach using independent third-party information, where possible. When published prices are not available, adjustments are applied based on historical price curve relationships, transmission costs and line losses.

Central Hudson holds swap contracts for electricity and natural gas to minimize price volatility by fixing the effective purchase price. Fair values are measured using forward pricing provided by independent third-party information.

FortisBC Energy holds gas supply contracts to fix the effective purchase price of natural gas. Fair values reflect the present value of future cash flows based on published market prices and forward natural gas curves.

Unrealized gains or losses associated with changes in the fair value of these energy contracts are deferred as a regulatory asset or liability for recovery from, or refund to, customers in future rates, as permitted by the regulators. As at June 30, 2021, unrealized losses of $75 million (December 31, 2020 - $73 million) were recognized as regulatory assets and unrealized gains of $55 million (December 31, 2020 - $17 million) were recognized as regulatory liabilities.

Energy Contracts Not Subject to Regulatory Deferral
UNS Energy holds wholesale trading contracts to fix power prices and realize potential margin, of which 10% of any realized gains is shared with customers through rate stabilization accounts. Fair values are measured using a market approach incorporating, where possible, independent third-party information.

Aitken Creek holds gas swap contracts to manage its exposure to changes in natural gas prices, capture natural gas price spreads, and manage the financial risk posed by physical transactions. Fair values are measured using forward pricing from published market sources.

Unrealized gains or losses associated with changes in the fair value of these energy contracts are recognized in revenue. For the three and six months ended June 30, 2021, unrealized losses of $8 million and $13 million, respectively, were recognized in revenue (three and six months ended June 30, 2020 - unrealized gains of $7 million and $4 million, respectively).

Total Return Swaps
The Corporation holds total return swaps to manage the cash flow risk associated with forecast future cash settlements of certain stock-based compensation obligations. The swaps have a combined notional amount of $112 million and terms of one to three years expiring at varying dates through January 2024. Fair value is measured using an income valuation approach based on forward pricing curves. During the three and six months ended June 30, 2021, unrealized gains of $1 million and $3 million, respectively were recognized in other income, net (three and six months ended June 30, 2020 - unrealized losses of $5 million and $9 million, respectively).

Foreign Exchange Contracts
The Corporation holds US dollar denominated foreign exchange contracts to help mitigate exposure to foreign exchange rate volatility. The contracts expire at varying dates through February 2022 and have a combined notional amount of $170 million. Fair value was measured using independent third-party information. During the three and six months ended June 30, 2021, unrealized losses of $4 million and $2 million, respectively were recognized in other income, net (three and six months ended June 30, 2020 - unrealized gains of $11 million and $2 million, respectively).

15	FORTIS INC.	JUNE 30, 2021 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2021 and 2020 (Unaudited)
13. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont'd)

Other Investments
ITC, UNS Energy and Central Hudson hold investments in trust associated with supplemental retirement benefit plans for select employees. These investments include mutual funds and money market accounts, which are recorded at fair value based on quoted market prices in active markets. During the three and six months ended June 30, 2021, unrealized gains of $4 million and $6 million, respectively were recognized in other income, net (three and six months ended June 30, 2020 - unrealized gains of $9 million and unrealized losses of $2 million, respectively).

Recurring Fair Value Measures

The following table presents assets and liabilities that are accounted for at fair value on a recurring basis.

($ millions)	Level 1 (1)	Level 2 (1)	Level 3 (1)	Total
As at June 30, 2021
Assets
Cash equivalents (2)	310	—	—	310
Energy contracts subject to regulatory deferral (3) (4)	—	80	—	80
Energy contracts not subject to regulatory deferral (3)	—	3	—	3
Foreign exchange contracts and total return swaps (3)	17	—	—	17
Other investments (5)	132	—	—	132
	459	83	—	542
Liabilities
Energy contracts subject to regulatory deferral (4) (6)	—	(100)	—	(100)
Energy contracts not subject to regulatory deferral (6)	—	(24)	—	(24)
	—	(124)	—	(124)
As at December 31, 2020
Assets
Energy contracts subject to regulatory deferral (3) (4)	—	38	—	38
Energy contracts not subject to regulatory deferral (3)	—	6	—	6
Foreign exchange contracts and total return swaps (3)	16	—	—	16
Other investments (5)	126	—	—	126
	142	44	—	186
Liabilities
Energy contracts subject to regulatory deferral (4) (6)	—	(94)	—	(94)
Energy contracts not subject to regulatory deferral (6)	—	(12)	—	(12)
	—	(106)	—	(106)
(1)Under the hierarchy, fair value is determined using: (i) level 1 - unadjusted quoted prices in active markets; (ii) level 2 - other pricing inputs directly or indirectly observable in the marketplace; and (iii) level 3 - unobservable inputs, used when observable inputs are not available. Classifications reflect the lowest level of input that is significant to the fair value measurement.
(2)Represents amounts held in money market funds, which approximates fair market value and is included in cash and cash equivalents.
(3)Included in accounts receivable and other current assets or other assets
(4)Unrealized gains and losses arising from changes in fair value of these contracts are deferred as a regulatory asset or liability for recovery from, or refund to, customers in future rates as permitted by the regulators, with the exception of long-term wholesale trading contracts and certain gas swap contracts.
(5)Included in other assets
(6)Included in accounts payable and other current liabilities or other liabilities

16	FORTIS INC.	JUNE 30, 2021 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2021 and 2020 (Unaudited)
13. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont'd)

Energy Contracts

The Corporation has elected gross presentation for its derivative contracts under master netting agreements and collateral positions, which apply only to its energy contracts. The following table presents the potential offset of counterparty netting.

	Gross
	Amount	Counterparty	Cash
	Recognized	Netting of	Collateral
	on Balance	Energy	Received/
($ millions)	Sheet	Contracts	Posted	Net Amount
As at June 30, 2021
Derivative assets	83	39	6	38
Derivative liabilities	(124)	(39)	(30)	(55)

As at December 31, 2020
Derivative assets	44	26	10	8
Derivative liabilities	(106)	(26)	(9)	(71)

Volume of Derivative Activity

As at June 30, 2021, the Corporation had various energy contracts that will settle on various dates through 2029. The volumes related to electricity and natural gas derivatives are outlined below.

	As at
	June 30,	December 31,
	2021	2020
Energy contracts subject to regulatory deferral (1)
Electricity swap contracts (GWh)	246	522
Electricity power purchase contracts (GWh)	1,673	2,781
Gas swap contracts (PJ)	171	156
Gas supply contract premiums (PJ)	167	203
Energy contracts not subject to regulatory deferral (1)
Wholesale trading contracts (GWh)	883	1,588
Gas swap contracts (PJ)	16	36
(1)GWh means gigawatt hours and PJ means petajoules.

Credit Risk
For cash equivalents, accounts receivable and other current assets, and long-term other receivables, credit risk is generally limited to the carrying value on the consolidated balance sheets. The Corporation's subsidiaries generally have a large and diversified customer base, which minimizes the concentration of credit risk. Policies in place to minimize credit risk include requiring customer deposits, prepayments and/or credit checks for certain customers, performing disconnections and/or using third-party collection agencies for overdue accounts. As a result of the impact of the COVID-19 pandemic, certain of the Corporation's utilities temporarily suspended non-payment disconnects. While the Corporation has seen an increase in accounts receivable and, accordingly, its allowance for credit losses since the start of the pandemic in March 2020, there has been no material change in credit loss expense for the three and six months ended June 30, 2021 (Note 5).

ITC has a concentration of credit risk as approximately 70% of its revenue is derived from three customers. The customers have investment-grade credit ratings and credit risk is further managed by MISO by requiring a letter of credit or cash deposit equal to the credit exposure, which is determined by a credit-scoring model and other factors.

17	FORTIS INC.	JUNE 30, 2021 QUARTER REPORT

Notes to Condensed Consolidated Interim Financial Statements

For the three and six months ended June 30, 2021 and 2020 (Unaudited)
13. FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (cont'd)

FortisAlberta has a concentration of credit risk as distribution service billings are to a relatively small group of retailers. Credit risk is managed by obtaining from the retailers either a cash deposit, letter of credit, an investment-grade credit rating, or a financial guarantee from an entity with an investment-grade credit rating.

UNS Energy, Central Hudson, FortisBC Energy, Aitken Creek and the Corporation may be exposed to credit risk in the event of non-performance by counterparties to derivatives. Credit risk is managed by net settling payments, when possible, and dealing only with counterparties that have investment-grade credit ratings. At UNS Energy and Central Hudson, certain contractual arrangements require counterparties to post collateral.

The value of derivatives in net liability positions under contracts with credit risk-related contingent features that, if triggered, could require the posting of a like amount of collateral was $94 million as at June 30, 2021 (December 31, 2020 - $88 million).

Hedge of Foreign Net Investments
The reporting currency of ITC, UNS Energy, Central Hudson, Caribbean Utilities, FortisTCI, Belize Electric Company Limited and Belize Electricity is, or is pegged to, the US dollar. The earnings and cash flow from, and net investments in, these entities are exposed to fluctuations in the US dollar-to-Canadian dollar exchange rate. The Corporation has limited this exposure through hedging.

As at June 30, 2021, US$2.1 billion (December 31, 2020 - US$2.3 billion) of corporately issued US dollar-denominated long-term debt has been designated as an effective hedge of net investments, leaving approximately US$10.6 billion (December 31, 2020 - US$10.2 billion) unhedged. Exchange rate fluctuations associated with the hedged net investment in foreign subsidiaries and the debt serving as the hedge are recognized in accumulated other comprehensive income.

Financial Instruments Not Carried at Fair Value
Excluding long-term debt, the consolidated carrying value of the Corporation's remaining financial instruments approximates fair value, reflecting their short-term maturity, normal trade credit terms and/or nature.

As at June 30, 2021, the carrying value of long-term debt, including current portion, was $24.8 billion (December 31, 2020 - $24.5 billion) compared to an estimated fair value of $28.1 billion (December 31, 2020 - $29.1 billion).

14. COMMITMENTS AND CONTINGENCIES

Commitments
There were no material changes in commitments from that disclosed in the Corporation's 2020 Annual Financial Statements.

Contingencies
In April 2013, FortisBC Holdings Inc. and Fortis were named as defendants in an action in the British Columbia Supreme Court by the Coldwater Indian Band ("Band") regarding interests in a pipeline right-of-way on reserve lands. The pipeline was transferred by FHI (then Terasen Inc.) to Kinder Morgan Inc. in April 2007. The Band seeks cancellation of the right-of-way and damages for wrongful interference with the Band's use and enjoyment of reserve lands. In May 2016, the Federal Court dismissed the Band's application for judicial review of the ministerial consent. In September 2017, the Federal Court of Appeal set aside the minister's consent and returned the matter to the minister for redetermination. No amount has been accrued in the Interim Financial Statements as the outcome cannot yet be reasonably determined.

18	FORTIS INC.	JUNE 30, 2021 QUARTER REPORT